EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D relating to Class A ordinary shares, par value US$0.00002 per share of JD.com, Inc., a company with limited liability incorporated under the laws of the Cayman Islands. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: June 9, 2014

Tencent Holdings Limited

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Chairman of the Board

Huang River Investment Limited

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director